Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

(212) 735-3000
Fax:  (212) 735-2000
http://www.skadden.com

      DIRECT DIAL
212-735-3859

      EMAIL ADDRESS
Veronica.Castillo@SKADDEN.COM

September 28, 2010
VIA EDGAR
Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Gabelli Natural Resources, Gold & Income Trust on Form N-2 (File Nos. 333-152424, 811-22216)

Dear Ms. Hatch:

The Gabelli Natural Resources, Gold & Income Trust (the "Fund") has authorized us to make the following responses to the comments in your letter dated August 13, 2008 to its Registration Statement on Form N-2 (the "Registration Statement").  Your comments are set forth below and our response follows each respective comment in italics.

PROSPECTUS

Prospectus Summary

1.
Under the heading, "Investment Objective and Policies," the disclosure states that "the Fund's primary investment objective is to provide a high level of current income." Please identify and discuss the types of securities (e.g. bonds, equities) in which the Fund will primarily invest in order to meet its objective of providing a high level of current income. In addition, it appears that the terms "policy" and "strategy" are used interchangeably. Please use one term or the other consistently.

The disclosure has been revised accordingly.

2.
Under the heading, "Investment Objective and Policies," the disclosure states that "the Fund will attempt to achieve its objectives by investing at least 80% of its assets in securities of companies principally engaged in the natural resources and gold industries and income-producing securities." Please make clear that the Fund will invest at least 80% of its assets in securities of companies principally engaged in the natural resources and gold industries.  In addition, for the 80% test, please make clear that 80% of the Fund's assets includes the amount of any borrowings for investment purposes.

As indicated in its name, the Fund intends to invest at least 80% of its assets in the securities of companies principally engaged in the natural resources industry, in the securities of companies principally engaged in the gold industry and in income-producing securities.  The disclosure has therefore not been limited to only the natural resources and gold industries.

The disclosure has been clarified to indicate that 80% of the Fund's assets includes the amount of any borrowings for investment purposes.

3.
Under the heading, "Investment Objective and Policies," the disclosure states, "The Fund will invest at least 25% of its assets in the securities of companies principally engaged in the exploration, production or distribution of natural resources, such as base metals, metals, paper, food, agriculture, forestry products, gas, oil and other commodities as well as related transportation companies and equipment manufacturers." Please explain why "related transportation companies and equipment manufactures" are included in the definition of companies principally engaged in the natural resources industry. In addition, please provide examples of such companies.

The disclosure has been revised accordingly.

4.
Under the heading, "Investment Objective and Policies," the disclosure states, "The Fund will invest at least 25% of its assets in the securities of companies principally engaged in the exploration, mining, fabrication, processing, distribution or trading of gold or the financing, managing, controlling or operating of companies engaged in "gold-related" activities." Please define "gold-related" activities and provide examples of such activities. Please explain why companies in the "financing, managing, controlling or operating of companies engaged in 'gold related' activities" are included in the definition of companies principally engaged in the gold industry. In addition, please provide examples of such companies.

The disclosure has been revised accordingly.

5.
Under the heading "Investment Objective and Policies," the disclosure states that "the Fund intends to earn income through an option strategy which will normally consist of writing (selling) call options on equity securities in its portfolio ("covered calls"), but may, in amounts up to 15% of the Fund's assets, consist of writing uncovered call options on securities not held by the Fund, indices comprised of Natural Resource

Companies or Gold Companies or exchange-traded funds comprised of such issuers and put options on securities in its portfolio." Please explain how the Fund intends to meet its objective of earning a high level of income with option premiums (e.g. without a commitment to invest in income-producing securities). Please disclose that the premiums received by the Fund from writing options results in short-term capital gains and not income.

The disclosure has been revised accordingly.

6.
Under the heading, "Risks Associated with Covered Calls and Other Option Transactions," please discuss separately (under its own heading) the risk of writing uncovered call options. Please make a similar change to the section entitled, "Risks Associated with Covered Calls and Other Option Transactions" on page 25.

The disclosure has been revised accordingly.

Portfolio Turnover

7.
Under this heading the disclosure states that "The investment policies of the Fund, including its strategy of writing covered call options on securities in its portfolio, is expected to result in portfolio turnover that is higher than that of other investment companies, and is expected to be higher than 100%." Please include the risk of high portfolio turnover in the Prospectus Summary.

The disclosure has been revised accordingly.

Leverage

8.
Under this heading, the disclosure states, "The Fund does not currently anticipate borrowing from banks or other financial institutions, issuing preferred shares or otherwise levering the common shares. However, the Fund will monitor interest rates and market conditions and anticipates that it will leverage the common shares at some point in the future." If it is expected that the Fund will leverage the common shares within the first year of operations, please include the effect of the leverage in the fee table and expense example.

The Fund does not currently expect to leverage the common shares within its initial stages of operations. The disclosure has, therefore, not been changed.

STATEMENT OF ADDITIONAL INFORMATION

Derivative Instruments

9.	Because the Fund may invest up to 15% of its assets in uncovered call options, please add a discussion of these securities and their risks.

The disclosure in the Prospectus has been revised with a description of uncovered call options and their related risks.

Ownership of Securities

10.	The disclosure under this heading relates to the portfolio managers of the Fund. Please move this disclosure above Portfolio Holdings Information.

The disclosure has been revised accordingly.

If you have any further questions or concerns, please feel free to call me at (212) 735-3859 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Veronica Castillo

Veronica Castillo, Esq.